Exhibit 99.1

Zhangmen Education Inc. Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

SHANGHAI, March 30, 2022 /PRNewswire/ – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China, today announced its unaudited and unreviewed financial results for the fourth quarter and full year ended December 31, 2021. The financial statements for the fourth quarter and full year ended December 31, 2021 herein the press release have not been audited or reviewed by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2021 to be disclosed in the Company’s Form 20-F may have discrepancies with the unaudited and unreviewed financial statements.

Fourth Quarter and Full Year 2021 Financial Highlights

•	Net revenues in the fourth quarter of 2021 were RMB505.6 million (US$79.3 million), representing a decrease of 46.6% from RMB946.0 million in the same period of 2020. Net revenues in 2021 were RMB4.4 billion (US$0.7 billion), an increase of 9.6% from RMB 4.0 billion in 2020.

•	Gross margin in the fourth quarter of 2021 was 40.6%, compared with 44.0% in the same period of 2020. Gross margin in 2021 was 45.3%, compared with 45.2% in 2020.

•	Income from operations in the fourth quarter of 2021 were RMB66.4 million (US$10.4 million), compared with a loss from operations of RMB690.0 million in the same period of 2020. Loss from operations in 2021 were RMB1.4 billion (US$0.2 billion), compared with RMB1.3 billion in 2020.

•	Net income in the fourth quarter of 2021 was RMB146.3 million (US$23.0 million), compared with net loss of RMB599.9 million in the same period of 2020. Net loss in 2021 was RMB1.2 billion (US$0.2 billion), compared with RMB1.0 billion in 2020.

Mr. Yi Zhang, Founder, Chairman of the Board of Directors and Chief Executive Officer of Zhangmen, commented,“We reported a net income of RMB146.3 million for the fourth quarter of 2021. It is the first time we have generated a net income in a single quarter, and we are pleased to conclude 2021 on this strong note of a positive quarterly net income. Furthermore, during the fourth quarter, we made strategic shifts to our online education business. In December, we established our SaaS business division to provide online SaaS solutions to educational institutions in both China and abroad. Our new business division promotes digital transformation and education technology to deliver enriching and innovative education programs and learning resources to students irrespective of their geographical location. Looking ahead, we will continue to optimize our business, focusing on providing quality-oriented online education to students and on-campus education services to businesses, while remaining dedicated to fulfilling our social responsibilities as a corporate citizen.”

Fourth Quarter 2021 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2021 were RMB505.6 million (US$79.3 million), representing a decrease of 46.6% from RMB946.0 million in the same period of 2020. The decrease was primarily attributable to the combined effects of the reduction of online education courses offered to Grade 1 through Grade 9 students, and the suspension of acquisition or renewal of Grade 1 through Grade 9 students of our online education business, both are required by the latest PRC regulatory policies.

Cost of Revenues

Cost of revenues in the fourth quarter of 2021 was RMB300.5 million (US$47.1 million), representing a decrease of 43.3% from RMB529.7 million in the same period of 2020, which was largely in line with our decrease in revenue.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2021 was RMB205.1 million (US$32.2 million), representing a decrease of 50.7% from RMB416.3 million in the same period of 2020. Gross margin decreased to 40.6% in the fourth quarter of 2021 from 44.0% in the same period of 2020.

Operating Expenses

Total operating expenses in the fourth quarter of 2021 were RMB138.7 million (US$21.8 million), representing a decrease of 87.5%, from RMB1.1 billion in the same period of 2020. The decrease was primarily due to an adjustment in the number of our sales offices, a decrease in our faculty headcount, and the reduced expenditure on advertising and marketing campaigns for our online education business.

Sales and marketing expenses in the fourth quarter of 2021 were RMB2.3 million (US$0.4 million), representing a decrease of 99.8% from RMB942.5 million in the same period of 2020, primarily due to both an adjustment in the number of our sales offices and the reduced expenditure on advertising and marketing campaigns in response to the regulatory developments and the planned strategic shifts of our business.

Research and development expenses in the fourth quarter of 2021 were RMB62.6 million (US$9.8 million), representing a decrease of 29.9% from RMB89.4 million in the same period of 2020, mainly due to the net effects of the decrease of staff costs as a result of reduced headcount for development of online courses, against increasing research expenditure incurred on our newly launched SaaS projects.

General and administrative expenses in the fourth quarter of 2021 were RMB52.8 million (US$8.3 million), representing a decrease of 29.0% from RMB74.4 million in the same period of 2020, mainly attributable to decreased staff compensation expenses as a result of reduced headcount during July and August 2021.

Impairment loss in the fourth quarter of 2021 was RMB20.9 million (US$3.3 million), compared with nil in the same period of 2020. The change was mainly due to the impairment of leasehold improvements on sales offices as a result of closures and business adjustments related to various new initiatives.

Income (Loss) from Operations

Income from operations in the fourth quarter of 2021 was RMB66.4 million (US$10.4 million), compared with loss from operations of RMB690.0 million in the same period of 2020. The margin of income from operations was 13.1%, compared with the margin of loss from operations of 72.9% in the same period of 2020. The change was primarily attributable to an adjustment in the number of our sales offices, a decrease in our faculty headcount, reduced advertising and marketing campaigns for our online education business, and business adjustments related to various new initiatives.

Net Income (Loss)

Net income in the fourth quarter of 2021 was RMB146.3 million (US$23.0 million), compared with net loss of RMB599.9 million in the same period of 2020.

Basic net earnings per American Depositary Share (“ADS”1) in the fourth quarter of 2021 was RMB7.53 (US$1.18), compared with basic net loss per ADS of RMB193.38 in the same period of 2020.

Diluted net earnings per ADS in the fourth quarter of 2021 was RMB7.37 (US$1.16), compared with diluted net loss per ADS of RMB193.38 in the same period of 2020.

Balance Sheet and Cash Flow

As of December 31, 2021, the Company held cash and cash equivalents, restricted cash, and short-term investments of RMB2.3 billion (US$353.3 million), compared with RMB4.6 billion as of December 31, 2020.

In the fourth quarter of 2021, net cash used in operating activities was RMB0.6 billion (US$92.4 million).

Fourth Quarter and Recent Developments

The General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a set of guidelines on July 24, 2021, aiming to ease the burden of excessive homework and after-school tutoring on students receiving compulsory education (the “Guidelines”). As Guidelines requested, Zhangmen’s existing business operations, financial condition has been affected and is expected to continue to be materially affected in future periods by the changing regulatory environment primarily in China’s after-school tutoring industry, although the magnitude of the impact remains uncertain at this time.

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1 Each ADS represents nine Class A ordinary shares before December 23, 2021; Each ADS represents seventy-two Class A ordinary shares after December 23, 2021.

In December 2021, the Company suspended acquisition and renewal of students who subscribe for Grade 1 through Grade 9 online education services in the mainland China. In the same month, we launched our SaaS business, which aims to provide online SaaS solutions to educational institutions and schools in both China and abroad.

The Company will continue to explore measures to comply with the requirements in the Guidelines and seek guidance from the regulatory authorities to improve its operations in strict compliance with all laws and regulations, fulfill its social responsibilities, provide its users with high-quality services, and promote the long-term development of China’s education industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China providing quality-oriented education to students and on-campus education services to educational institutions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	721,462	2,117,006	332,204
Restricted cash	110,787	20,941	3,286
Short-term investments	3,717,900	113,757	17,853
Prepaid expenses and other current assets	261,182	229,662	36,038

Total current assets	4,811,331	2,481,366	389,381

Non-current assets
Property and equipment, net	45,085	15,107	2,370
Long-term investments	250,000	—	—
Operating lease right-of-use assets	267,117	28,605	4,489
Other non-current assets	56,802	1,978	310

TOTAL ASSETS	5,430,335	2,527,056	396,550

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued payroll and other human resource expenses	991,304	970,931	152,360
Deferred revenue, current	2,498,891	1,332,047	209,027
Refund liabilities	356,721	950,497	149,154
Operating lease liabilities, current	178,312	16,157	2,535
Other current liabilities	430,826	91,477	14,355

Total current liabilities	4,456,054	3,361,109	527,431

Non-current liabilities
Deferred revenue, non-current	1,091,117	—	—
Operating lease liabilities, non-current	92,153	12,979	2,037
Other non-current liabilities	11,334	—	—

TOTAL LIABILITIES	5,650,658	3,374,088	529,468

MEZZANINE EQUITY	6,220,779	—	—

SHAREHOLDERS' DEFICIT
Ordinary shares	20	89	14
Additional paid-in capital	—	9,156,229	1,436,812
Accumulated other comprehensive loss	(86,032)	(138,873)	(21,792)
Accumulated deficit	(6,355,090)	(9,864,477)	(1,547,952)
Total shareholders’ deficit	(6,441,102)	(847,032)	(132,918)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	5,430,335	2,527,056	396,550

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Years Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	945,971	505,554	79,332	4,018,429	4,404,227	691,119
Cost of revenues	(529,683)	(300,456)	(47,148)	(2,203,966)	(2,409,305)	(378,073)
Gross profit	416,288	205,098	32,184	1,814,463	1,994,922	313,046
Operating expenses
Sales and marketing expenses	(942,517)	(2,347)	(368)	(2,577,259)	(2,596,244)	(407,407)
Research and development expenses	(89,354)	(62,627)	(9,828)	(317,873)	(389,450)	(61,113)
General and administrative expenses	(74,391)	(52,810)	(8,287)	(207,617)	(357,924)	(56,166)
Impairment loss	—	(20,894)	(3,279)	—	(67,413)	(10,579)
Total operating expenses	(1,106,262)	(138,678)	(21,762)	(3,102,749)	(3,411,031)	(535,265)
(Loss) Income from operations	(689,974)	66,420	10,422	(1,288,286)	(1,416,109)	(222,219)
Interest income, net	29,124	12,731	1,998	85,262	74,240	11,650
Other income, net	34,839	47,713	7,487	163,432	89,741	14,082
Fair value change of investments and derivatives	27,903	19,394	3,043	30,213	75,008	11,770
(Loss) Income before provision for income tax	(598,108)	146,258	22,950	(1,009,379)	(1,177,120)	(184,717)
Income tax expenses	(1,771)	—	—	(2,967)	—	—
Net (loss) income	(599,879)	146,258	22,950	(1,012,346)	(1,177,120)	(184,717)
Deemed dividends	—	—	—	(101,795)	—	—
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(221,046)	—	—	(837,856)	(2,217,489)	(347,972)
Net (loss) income available to ordinary shareholders of Zhangmen Education Inc.	(820,925)	146,258	22,950	(1,951,997)	(3,394,609)	(532,689)
Net (loss) earnings per ordinary share
Basic	(2.69)	0.10	0.02	(6.39)	(3.66)	(0.57)
Diluted	(2.69)	0.10	0.02	(6.39)	(3.66)	(0.57)
Net (loss) earnings per ADS
Basic (Note1)	(193.38)	7.53	1.18	(459.82)	(263.68)	(41.38)
Diluted (Note1)	(193.38)	7.37	1.16	(459.82)	(263.68)	(41.38)
Weighted average number of shares used in calculating net loss (earnings) per ordinary share
Basic	305,651,877	1,399,048,840	1,399,048,840	305,651,877	926,932,705	926,932,705
Diluted	305,651,877	1,428,513,949	1,428,513,949	305,651,877	926,932,705	926,932,705

Note 1: Retrospectively adjusted for each ADS to represent seventy-two Class A ordinary shares effective on December 23, 2021.